February 23, 2012.

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Lisa Kohl, Staff Attorney & Mara Ransom, Assistant Director

Dear Ms. Lisa & Mara,

Re: Lion Lam Diamond Inc.,

Amendment No.13 to Registration Statement on Form S-1

Filed February 7, 2012

File No: 333-172112

In response to your letter dated February 21, 2012, concerning the Registration Statement on Form S-1 filed on February 7, 2012, the Company provide the following responses:

1. Response: We have made revision for the Selected Financial Data, Page 7.

2. Response: We have made revision for the Selected Financial Data, Page. 7.

3. Response: We have made revisions for the Selected Financial Data, Page 7

4. Response: We have made revision at Item 10. Interest of Name Experts and Counsel, page 18.

5. Response: We have made revisions for the Financial Projections as follow:

"The time frame to commence the 1st year milestone will be the effectiveness of this registration statement." Page 21

6. Response: We have made revision for the Results of Operations, page 27.

7. Response: We have made revision for the Executive Compensation, page 29.

8. Response: We believe that the treatment we presented is correct. The interest has been forgiven by a stockholder and it is not considered income but rather an equity investment (See SEC Topic 5T). Please refer to the Statement of Equity, page F-5, you will notice that the forgiven interest increasing Additional Paid-in Capital (APIC). Give this treatment, it should be clear that the interest is a non-cash expense that needs to be back out of net loss to arrive at cash used in operations, Page F-4.

If there are no more outstanding comments, we would like to request the Effectiveness of this pending registration. Thanks.

Sincerely,

/s/ David Lam

CEO/CFO

e-mail: Davidlam135@yahoo.com

Tel: 713-828-8305

Please send an extra copy of any communication to our attorney, Idris Ayeni, Esq., Tel: (832) 463-0518 Fax: (832) 504-9574